As a result of the reorganization of the Predecessor Large Cap Core Growth Fund into a newly created series of the Trust on February 24, 2014, KPMG LLP resigned as principal accountants for the Predecessor Large Cap Core Growth Fund, a series of the Scotia Institutional Funds Trust on February 25, 2014. The Board of Trustees of the Trust, upon the recommendation of the Trust’s audit committee, selected Cohen Fund Audit Services, Ltd. as principal accountants of the Large Cap Core Growth Fund.

During the two fiscal years ended September 30, 2013, and the subsequent interim period through February 25, 2014, there were no (1) disagreements with KPMG LLP on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreements, or (2) reportable events.

The audit reports of KPMG LLP on the financial statements of the Predecessor Large Cap Core Growth Fund as of and for the fiscal years ended September 30, 2013 and 2012 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

The Fund requested that KPMG LLP furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the above statements.  A copy of such letter is filed as an exhibit to this Form N-SAR.